Attachment Q.77E

0n June 6, 2005, Robert H. Daniels, an alleged shareholder of the Fund, filed a putative class action complaint on behalf of all Fund shareholders against the Fund and its Directors, in the Circuit Court for Baltimore City, Maryland. This litigation arises out of an attempt in 2005 by a shareholder of the Fund to nominate and elect directors who were not qualified as Directors pursuant to the Fund's director qualification bylaw, which sets forth certain eligibility requirements for directors, including a requirement of relevant experience and country knowledge consistent with the Fund's strategy of investment in German companies.  Mr. Daniels seeks declaratory and injunctive relief, as well as attorneys' fees, experts' fees and costs.

On July 12, 2005, the Fund and its Directors removed the case to the United States District Court for the District of Maryland. On August 26, 2005, the Fund and its directors filed a motion to dismiss the complaint on various grounds.  On March 29, 2006, the judge denied the motion to dismiss and litigation has now moved to the document discovery and deposition stage.

M:\mfld\Germany Funds---3\New Germany Fund, Inc\N-SAR\77E Insert for 6-30-05 N-SAR GF v2.doc